March 24, 2004

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance, Room 4561
Washington, D.C. 20549

Re:     LocatePLUS Holdings Corporation
        October 5, Comment Letter
        File No. 000-49957

Ladies and Gentlemen:

Per our conversation March 23, 2006, I am submitting this correspondence to confirm that I will respond to the Commission's October 5, 2005, comment letter no later than March 31, 2006.

In the event that the Commission has any questions about the foregoing, please contact the undersigned at (978) 921-2727.

Very truly yours,

/s/ James C. Fields

James C. Fields
Acting Chief Financing Officer